SECURITIES AND EXCHANGE COMMISSION SECURI 11021327 ON

RECEIVED

MAR 7 2011

DIVISION OF MARKET REGULATION

cyc 4/11/11

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 46943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING ____________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Investment Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Shenkein LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

pg 4/13

CASCADE
INVESTMENT GROUP, INC.

February 28, 2011

RE: B/D Cascade Investment Group – CDR# 35844

SUBJECT: Revised Schedule of Net Capital

Dear SEC Registrations Branch,

Enclosed please find a revised Schedule of Net Capital from our CPA auditor which reflects the revision of the audit adjustments to property, furniture and equipment as well as to our shareholder equity.

This revision was requested by Dara Owens from the Denver FINRA office and since it has been updated at the Denver FINRA office, I deemed it was necessary to send this adjustment to you as well.

If you have any questions, please feel free to contact me at 719-632-0818 or dcapozzella@ciginc.net.

Sincerely,

Dana M. Capozzella
Compliance Officer/Secretary/Treasurer

Cascade Investment Group, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2010

Total stockholders' equity qualified for net capital from the Statement of Financial Condition	$ 439,222
Less: Total nonallowable assets	53,849
Haircut of marketable securities	18,729
Net Capital	$ 366,644
Aggregate indebtedness - from the Statement of Financial Condition	$ 74,694
Basic net capital requirement	$ 50,000
Excess net capital	$ 316,644
Ratio aggregate indebtedness to net capital	20%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2010:	$ 366,644
Audit adjustments:	
Increase to property, furniture, equipment	539
Increase to shareholders' equity	(539)
Net capital	$ 366,644

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

February 18, 2011

Ms. Dara Owens
FINRA – Denver
4600 S. Syracuse Street, Suite 1400
Denver, Colorado 80237

Re: Cascade Investment Group, Inc.
SEC File No. 8-46943
Firm ID No. 35844

Dear Ms. Owens:

Thank you for your telephone call yesterday in connection with Cascade Investment Group's audited financial statements at December 31, 2010.

Enclosed please find a revised Schedule of Net Capital showing the audit adjustments to property, furniture and equipment as well as to shareholder's equity.

If you have any questions, please let me know.

Thank you,

Dawn C. Wood, CPA

cc: Ms. Dana Capozzella
Cascade Investment Group, Inc.

Dana Capozzella

From: Dawn Wood <dwood@starkcpas.com>
Sent: Thursday, February 24, 2011 5:15 PM
To: Dana Capozzella
Subject: Audit
Attachments: Cascade - FINRA Letter.pdf

Hi Dana -

I hope your trip was good.

Ms. Dara Owens of the Denver FINRA office contacted us regarding Cascade's report and requested that we add a reconciliation to the net capital schedule that reflects the audit adjustments.

Attached is a copy of the letter and schedule with the reconciliation.

Ms. Owens indicated that the schedule would be updated in the Denver FINRA offices, and it was possible that the FINRA office in Maryland and the SEC offices wouldn't request an updated schedule. We will leave it your discretion as to whether you would like to send the updated schedule to those offices.

If you have any questions, please let me know.

Dawn

StarkSchenkein, LLP

Dawn Wood

StarkSchenkein, LLP
3600 South Yosemite Street #600
Denver, Colorado 80237
Tel. 303-694-6700
Fax 303-694-6761
dwood@starkcpas.com

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